SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND ] AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4 )
                              VICINITY CORPORATION.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                   925653 10 7
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                                 (CUSIP Number)
                                   Moloco, LLC
                           Attention: Timothy P. Bacci
                        2033 North Main Street, Suite 440
                         Walnut Creek, California 94596
                                 (925) 287-0617

                                 with a copy to:

                                  Rod J. Howard
                         Brobeck, Phleger & Harrison LLP
                             2000 University Avenue
                        East Palo Alto, California 94303
                                 (650) 331-4000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 23, 2002
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             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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     This  Amendment  No. 4 amends and  supplements  the  Schedule  13D filed by
Moloco, LLC on August 2, 2002, as so updated to date (the "Schedule 13D").

      Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

On Wednesday, October 23, 2002, Moloco issued a press release stating its support for Vicinity's acquisition by Microsoft.

Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

6.       Press release by Moloco, dated October 23, 2002.


                                   SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2002                      MOLOCO, LLC

                                     By:  Moloco, LLC

                                            By: /s/ Timothy P. Bacci
                                                ---------------------------
                                                Timothy P. Bacci, Manager

                                            By: /s/ Eric A. Brewer
                                                ---------------------------
                                                Eric A. Brewer, Manager

                                            By: /s/ Darryl B. Chan
                                                ---------------------------
                                                Darryl B. Chan, Manager


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EXHIBIT 6:

PRESS RELEASE

Moloco Supports Vicinity Acquisition by Microsoft

WALNUT CREEK, CA --Oct. 23, 2002--Moloco, LLC, owner of approximately 7% of the outstanding common stock of Vicinity Corporation (NASDAQ: VCNT), announced today that it is pleased to see that Moloco's recent proposals to Vicinity have resulted in Vicinity's management and board delivering value to its stockholders, and expects to vote its shares in favor of the proposed sale of Vicinity to Microsoft Corporation. Moloco also expects to withdraw its nominees for election to Vicinity's board of directors and its proposals relating to changes in Vicinity's articles of incorporation and bylaws.

"As Vicinity's third largest stockholder, we are pleased by this outcome," said Tim Bacci, a member of Moloco and the managing partner of BlueLine Partners, a technology buyout firm based in Walnut Creek, California. "While we would have preferred for Moloco to have emerged with the winning bid, we take great satisfaction from knowing that our efforts helped to unlock stockholder value that had been inaccessible for almost two years. Stockholder support for our efforts was clear from the beginning so we were not surprised when we learned Vicinity would accept Microsoft's offer," Bacci added.

Kevin Lyons, a member of Moloco and a co-founder of Mercanti Systems added, "We are grateful for all the encouragement and support from the large number of former Vicinity executives who view Mercanti's technology as an ideal platform for extending Vicinity's current product offering. We are excited about the new ownership and look forward to learning more about Microsoft's plans for Vicinity."

About BlueLine Partners

BlueLine Partners is a buyout firm specializing in undervalued public small-cap technology companies. Based in Silicon Valley, BlueLine and its affiliates have deep contacts within the technology community and substantial experience growing development-stage companies. For more information on BlueLine, please visit BlueLine's website at www.bluelinepartners.com.

About Mercanti Systems

Mercanti Systems, Inc. offers retail chains and branded manufacturers a drop-in order processing system that enables local stores to start fulfilling remote web, phone and wireless orders: especially for immediate prepaid pickup. Regardless of a retailer's website or store infrastructure, Mercanti's BuyNearby(TM) technology platform instantly enables the next generation of customer-to-store and store-to-customer interactions. For more information on Mercanti, please visit Mercanti's website at www.mercantisystems.com.


On July 30, 2002, Moloco, LLC submitted to Vicinity Corporation in connection with Vicinity's 2003 Annual Meeting of Stockholders two director nominations and certain stockholder proposals relating to the amendment or repeal of certain provisions of Vicinity's Restated Certificate of Incorporation and Restated Bylaws to remove certain anti-takeover provisions and provide for greater stockholder democracy. A detailed description of the nominations and proposals is contained in the Schedule 13D, as amended, originally filed by Moloco on August 9, 2002 (the "Schedule 13D").


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The Schedule 13D contains important information regarding Moloco's nominations and proposals and related matters. The Schedule 13D may be obtained without cost at the Securities and Exchange Commission's (the "SEC" or the "Commission") website at www.sec.gov. You may also read and copy any reports, statements and other information filed by Moloco or Vicinity at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms.

Source: Moloco, LLC

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